Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                October 20, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1376
        S&P Dividend Aristocrats Select 25 Strategy Portfolio, Series 1
                       File Nos. 333-206714 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1376, filed on October 13, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the S&P Dividend Aristocrats Select 25 Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. The "Principal Investment Strategy" section states that the S&P 500 Dividend Aristocrats Index (the "Index") is comprised of large-capitalization companies. However, the market capitalization range goes as low as $1.5 billion. Please revise the disclosure to state that the Index includes small-, mid- and large-capitalization companies. In addition, please state that the trust may invest in small-, mid- and large-capitalization companies.

      Response: In response to this comment, the references to the large-capitalization companies in the Index have been deleted but the market capitalization range has been left in the disclosure. In addition, the disclosure has been revised to state that the trust may invest in companies of all market capitalizations.

      2. Please disclose in this section that the Trust will invest in 25 common stocks.

      Response: The disclosure has been revised in response to this comment.

Investment Summary -- Security Selection

      3. Part 3 of this section states that each of the companies in the sub-universe is ranked on the basis of return on assets, return on equity, and dividend yield, using the "most recently reported" information. Please provide the specific time periods referenced by "most recently reported" (e.g., most recent fiscal year; most recent fiscal quarter).

      Also, the last two sentences of the first paragraph of part 3 state that "[e]ach security is assigned a score for each financial metric," and "[t]hese three scores are aggregated to create one composite score for a company." Please revise these to be specific, detailed and objective regarding the scoring, and provide an example of this calculation. For example, if a company had the highest score in each category, would it have a composite score of 3, and would the Trust's portfolio consist of the securities with the 25 lowest composite scores?

      Response: The disclosure has been revised in response to this comment.

      4. Part 4 states that securities are selected based on the aggregate score. Part 3 states that a composite score is used. Please consider using the same terms to avoid confusion.

      Response: The disclosure has been revised in response to this comment.

Investment Summary -- Hypothetical Performance Information

      5. Please include total return numbers as of the end of the most recent month.

      Response: The total returns as of September 30, 2015 have been provided.

Investment Summary -- Principal Risks

      6. Please provide risk disclosures for investing in small-capitalization companies.

      Response: The selected portfolio for this Trust only includes securities of mid-capitalization and large-capitalization companies. Therefore, disclosures relating to investing in small-capitalization companies have not been added to the prospectus.

Additional Revisions

      The Trust's portfolio is concentrated in the consumer products sector and invests significantly in the industrials sector. Accordingly, the related disclosures have been added to the "Principal Investment Strategy," "Principal Risks" and "Investment Risks" sections. In addition, risk disclosures relating to investing in foreign securities and securities of companies located in emerging markets have been deleted because the Trust does not invest in such securities.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren